July 1, 2005

CONFIDENTIAL

VIA EDGAR & OVERNIGHT DELIVERY

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	FiberNet Telecom Group, Inc.
Form 10-K for the Fiscal Year ended December 31, 2004
Filed March 30, 2003

Form 10-Q for the Fiscal Quarter ended March 31, 2005 File No. 0-24661

Dear Mr. Spirgel:

On behalf of our client, FiberNet Telecom Group, Inc. (the “Company”), this letter responds to the June 21, 2005 letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in respect to the filings noted above (the “Filings”).

The Company’s responses are set forth below. These responses are provided under the same captions as contained in the Staff’s June 21, 2005 letter.

Form 10-K for the Fiscal Year ended December 31, 2004

Managements Discussion and Analysis

Results of Operations - Fiscal Year ended December 31, 2004 Compared to Fiscal Year Ended December 31, 2003, page 25

1.	We note in Note 4 on page 58 that you experienced a significantly lower demand and reduction in pricing for services in 2002 and 2003. Please expand MD&A to separately disclose the amount of decrease in your revenues for each of these reasons. See Financial Reporting Codification section 501.04 for guidance.

As the Staff has noted, the Company experienced both reduced customer demand for services and also price declines during 2002 and 2003. This phenomenon was an issue not only for the Company, but also an industry trend experienced by most telecommunications companies during the same period. As it relates to the Company, this trend resulted in decreased revenues

Mr. Larry Spirgel

July 1, 2005

in respect of certain services. We noted in the Results of Operations (Fiscal Year Ended December 31, 2003 Compared to Fiscal Year Ended December 31, 2002) in Management’s Discussion and Analysis of the Form 10-K for the Fiscal Year ended December 31, 2004 that revenues from communications access management services declined to $2.5 million in 2003 from $3.6 million in 2002.1 Across our entire product offering, however, our top-line revenues actually increased during 2002 and 2003. This increase in revenues was due primarily to an increase in demand for certain services and also an increase in the number of customers serviced by the Company.

In addition, please note that the Company updated its disclosure with respect to this issue in its Form 10-Q for the Fiscal Quarter ended March 31, 2005 in the Results of Operations (Three Months Ended march 31, 2005 Compared to Three Months Ended March 31, 2004) in Management’s Discussion and Analysis:

“The vast majority of our transport and colocation services are provided within and between our carrier point facilities in the New York City market. On-net transport revenues decreased slightly as we provided a greater number of lower-bandwidth circuits to our customers, partially offsetting the disconnections and price decreases that we have been experiencing; however, off-net transport revenues increased over the same period. Colocation revenues were generated as we leased additional caged space, cabinets and racks in our facilities. Since we are approaching capacity at some of our colocation facilities, we may have to invest in expanding these facilities to offer additional space to our customers. We expect transport services to grow at a faster rate than colocation. Our network infrastructure has significant capacity to provide additional broadband transport connectivity, and our colocation facilities are approaching more stabilized utilization rates. The decrease in access revenues was due to the severe decline in the market for building-centric services and the resulting bankruptcies of many building-centric service providers, many of whom were our customers. We do not expect to sell any additional access services, and we believe our existing contracts for access services may not be renewed when they expire.”

Form	10-Q for the Fiscal Quarter ended March 31, 2005

Financial	Statements

Note	(17) Equity Transaction, page 67

2.	We note that you recorded a charge for $2.0 million for the repricing of 2.5 million warrants from $3.60 to $0.03 in 2003. We also note that you state that there was no difference in value after the repricing of 0.4 million warrants in 2004 from $3.60 to

[1]	Please note that it is quite difficult to quantify with certainty the actual loss in revenues resulting from reduced demand, a decline in prices or any other cause; in many circumstances the decrease in revenues was multi-factorial. For example, the Company may not be able to determine whether a termination of its services resulted from a customer's actual lack of need for a service or from a lower price offered by one of the Company’s competitors.

Mr. Larry Spirgel

July 1, 2005

$0.001 and that your common stock was trading at prices ranging from $0.60 to $1.84 in 2004. Please tell us how you determined that the repricing in 2004 did not trigger a charge in light of the charge taken for a similar repricing in 2003. Also, please address the repricing of 0.5 million warrants in the first quarter of 2005 in your response.

The $2.0 million figure that you noted was the change in the value of the warrants as a result of the repricing using the Black-Scholes option pricing model, which was used to determine the loss from the early extinguishment of debt. At the date of repricing, the market value of the Company’s common stock was $3.60.

With respect to the repricing of the 0.4 million warrants in 2004 and the 0.5 million warrants in the first quarter of 2005, the value of the Company’s common stock at each such repricing was significantly below the original price of the common stock, which was $3.60 when such warrants were issued. In addition, the volatility of the Company’s common stock subsequent to the 2003 repricing of the 2.5 million warrants and continuing throughout the above-mentioned time periods was significantly higher than it was during the time of the repricing of the 2.5 million warrants. The value of a warrant is directly proportional to volatility. Additionally, the maximum theoretical value of a warrant at any given time cannot exceed the underlying stock price. Under very high volatility scenarios, the fair value of a warrant tends to approach the maximum theoretical value, which is the underlying stock price. It is this increased volatility that caused the fair value of the 0.4 million and 0.5 million warrants just before and after the repricing to change by only a small amount, and hence the basis for our disclosures.

For example, with respect to the repricing of the 0.4 million warrants (the exact number is 379,230 warrants), the market value of the Company’s common stock was $1.57. As a result of the high volatility of the Company’s common stock, the fair value of the warrants just prior to the repricing was $593,670 and the fair value of such warrants after the repricing was $595,375, due to the fact that the fair value of the warrants was already close to the theoretical maximum value. Consequently, although the exercise price of the warrants went from $3.60 to $0.001, the fair value of such warrants did not have a corresponding change since such warrants were already close to the theoretical maximum value due to the high volatility of the Company’s common stock.

*        *        *

After reviewing the Staff’s comments, the Company is of the view that, although the Staff’s comments suggest enhanced disclosure and amendment to prior filings, the Company’s existing filings do comply with GAAP and all other applicable requirements in all material respects. However, in order to enhance the information that we provide to investors and to address the Staff’s comments, the Company respectfully proposes to incorporate the Staff’s suggestions in its forthcoming 2005 quarterly reports and also the December 31, 2005 Form 10-K, as applicable, subject of course to satisfactory resolution of the form of that disclosure with the Staff.

Mr. Larry Spirgel

July 1, 2005

In addition, the Company hereby confirms for the staff that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the Filings, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or comments regarding the matters addressed herein, please do not hesitate to contact me at (212) 405-6251.

Very truly yours,

FiberNet Telecom Group, Inc.

By:	/s/ Edward J. Granaghan
Name:	Edward J. Granaghan
Title:	Senior Vice President,
Chief Financial Officer

cc:	Jon A. DeLuca